Exhibit 99.33

GOLD WHEATON	Franco Nevada

Gold Wheaton and Franco-Nevada

Announce Court Approval of Arrangement

VANCOUVER, March 11, 2011 - Gold Wheaton Gold Corp. (TSX : GLW) (“Gold Wheaton”) and Franco-Nevada Corporation (TSX : FNV) (“Franco-Nevada”) announced today that Gold Wheaton has obtained a final order from the Supreme Court of British Columbia with respect to the previously announced plan of arrangement (the “Arrangement”) between Franco-Nevada and Gold Wheaton.

As all conditions to completion of the Arrangement have been satisfied or waived, Gold Wheaton and Franco-Nevada expect to complete the Arrangement on or about March 14, 2011.

About Gold Wheaton

Gold Wheaton Gold Corp. (TSX : GLW) is a gold company with 100% of its operating revenue from the sale of gold and precious metals produced by others. The streams include production from Quadra FNX’s Sudbury operations and First Uranium Corporation’s Mine Waste Solutions and Ezulwini operations.

About Franco-Nevada

Franco-Nevada Corporation (TSX : FNV) is a gold-focused royalty and streaming company with additional interests in platinum group metals, oil and gas and other assets. Its portfolio of high-margin cash flow producing assets is located principally in the United States, Canada and Mexico. Franco-Nevada also holds a pipeline of potential future cash flowing assets that are being developed, permitted or explored.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained in this press release constitute “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “anticipates”, “plans”, “estimate”, “expect”, “expects”, “expected” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Readers are cautioned that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, any other risks that could affect completion of the Arrangement. The forward-looking statements contained in this press release are based upon assumptions management of the companies believe to be reasonable, including, without limitation, assumptions relating to completion of the Arrangement. Readers should not place undue reliance on forward-looking statements because of the inherent uncertainty. For additional information with respect to risks, uncertainties and assumptions, please also refer to the “Risk Factors” sections of our most recent Annual Information Forms filed with the Canadian securities regulatory authorities on www.sedar.com, as well as our annual and interim MD&As. The forward-looking statements herein are made as of the date of this press release only and the companies do not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

For more information, please contact:

David Cohen	David Harquail
Chairman & CEO	President & CEO
Gold Wheaton Gold Corp.	Franco-Nevada Corporation
778-373-0107	416-306-6300